PIMCO Municipal Bond Fund
Institutional Class Shares

May 19, 2000

This profile summarizes key information about the Fund that is included in the Fund's Prospectus. The Fund's Prospectus includes additional information about the Fund, including a more detailed description of the risks associated with investing in the Fund that you may want to consider before you invest. You may obtain the Prospectus and other information about the Fund at no cost by calling us at 1-800-927-4648, visiting our Web site at www.pimco.com, or by contacting your financial intermediary.

What is the Fund's Investment Objective?

The Fund seeks high current income exempt from federal income tax, consistent with preservation of capital. Capital appreciation is a secondary objective.

What is the Fund's principal investment strategy?

The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its net assets in debt securities whose interest is, in the opinion of bond counsel for the issuer at the time of issuance, exempt from federal income tax ("Municipal Bonds"). Municipal Bonds generally are issued by or on behalf of states and local governments and their agencies, authorities and other instrumentalities.
The Fund may invest up to 20% of its net assets in U.S. Government securities, money market instruments and/or "private activity" bonds. For shareholders subject to the federal alternative minimum tax ("AMT"), distributions derived from "private activity" bonds must be included in their AMT calculations, and as such a portion of the Fund's distribution may be subject to federal income tax. The Fund invests primarily in investment grade debt securities, but may invest up to 10% of its net assets in Municipal Bonds or "private activity" bonds which are high yield securities ("junk bonds") rated at least
Ba by Moody's or BB by S&P, or, if unrated, determined by PIMCO to be of comparable quality. The Fund may invest more than 25% of its assets in bonds of issuers in California and New York. To the extent that the Fund concentrates its investments in California and New York, it will be subject to California and New York State Specific Risk. The Fund will seek income that is high relative to prevailing rates from Municipal Bonds. The average portfolio duration of the Fund normally varies within a three- to ten-year time frame, based on PIMCO's forecast for interest rates. Duration is a measure of the expected life of a fixed income security that is used to determine the sensitivity of the security's price to changes in interest rates.
The Fund may invest in derivative instruments, such as options, futures contracts, or swap agreements on U.S. Government securities and municipal bonds, and invest in mortgage- or asset-backed securities. The Fund may lend its portfolio securities to brokers, dealers and other financial institutions to earn income. The Fund may seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buybacks or dollar rolls). Capital appreciation, if any, generally arises from decreases in interest rates or improving credit fundamentals for a particular state, municipality or issuer. Additional information about the Fund's investments is available in the Fund's annual and semi-annual reports to shareholders. In the Fund's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its past fiscal year. You may obtain these reports at no cost by calling us at 1-800-927-4648.

What are the principal risks of investing in the Fund?

You could lose money on an investment in the Fund. The principal risks of investing in the Fund are:
	Interest Rate Risk: As interest rates rise, the value of fixed income securities in the Fund's portfolio is likely to decrease. Securities with longer durations tend to be more sensitive to changes in interest rates.
	Credit Risk: The Fund could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivative contract, is unable or unwilling to meet its financial obligations.
	Market Risk: The value of securities owned by the Fund may go up or down, sometimes rapidly or unpredictably. Securities may decline in value due to factors affecting securities markets generally or particular industries.
	Issuer Risk: The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services.
 	Liquidity Risk: Liquidity risk exists when particular investments are difficult to purchase or sell. The Fund's investments in illiquid securities may reduce the returns of the Fund because it may be unable to sell illiquid securities at an advantageous time or price.
	Derivatives Risk: When the Fund invests in a derivative instrument, it could lose more than the principal amount invested. Derivatives are subject to a number of risks, such as liquidity, interest rate, market, credit and management risk.
They also involve the risk of improper valuation. Changes in the value of a derivative may not correlate perfectly with the underlying asset, rate or index.
	Leveraging Risk: The Fund may engage in transactions that give rise to a form of leverage. Leverage may cause the Fund to sell holdings when it may not be advantageous to do so.
Leverage, including borrowing, may cause the Fund to be more volatile than if the Fund had not been leveraged.
	Management Risk: There is no guarantee that the investment techniques and risk analyses applied by PIMCO will produce the desired results.
	California State Specific Risk: To the extent that the Fund concentrates its investments in California municipal bonds, it may be affected significantly by economic, regulatory or political developments affecting the ability of California issuers to pay interest or repay principal. Provisions of the California Constitution and State statutes limit the taxing and spending authority of California governmental agencies. While California's economy is broad, it may be sensitive to economic problems affecting those industries concentrated in California.
	New York State Specific Risk: To the extent that the Fund concentrates its investments in New York municipal bonds, it may be affected significantly by economic, regulatory or political developments affecting the ability of New York issuers to pay interest or repay principal. Certain issuers of New York municipal bonds have experienced serious financial difficulties in recent years. The financial health of New York City affects that of the State, and when New York City experiences financial difficulty it may have an adverse affect on New York municipal bonds held by the Fund. The growth rate of New York has recently been somewhat slower than the nation overall.

How has the Fund performed?

The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in its performance from year to year and by showing how the Fund's average annual returns compare with the returns of a broad-based securities market index and an index of similar funds. The bar chart and table show performance of the Fund's Institutional Class shares net of fees. Past performance is no guarantee of future results.

Calendar Year Total Returns

1998    1999
6.07%  -3.72%

During the period shown in the bar chart, the highest quarterly return was 3.33% (3rd Quarter 1998) and the lowest quarterly return was -2.36%
(2nd Quarter 1999). As of March 31, 2000, the Fund's year-to-date return was 2.77%.

Average Annual Total Returns
for the periods ended March 31, 2000
              				                    Since
                         1 year    	Inception3
Municipal Bond Fund,
	Institutional Class	    -1.81%     2.17%
Lehman General Municipal
	Bond Index1		           -0.08%     3.20%
Lipper General Municipal
	Fund Avg.2		            -2.40%     1.45%

1 The Lehman General Municipal Bond Index is an unmanaged index of municipal bonds with an average duration of 7.68 years as of 12/31/99.
It is not possible to invest directly in the index.
2 The Lipper General Municipal Debt Fund Average is a total return performance average of Funds tracked by Lipper Analytical Services, Inc. that invest at least 65% of their assets in municipal debt issues in the top four credit ratings. It does not take into account sales charges.
3 The Fund began operations on 12/31/97.

What are the Fund's Fees and Expenses?

These tables describe the fees and expenses you may pay if you buy and hold Institutional Class shares of the Fund:
Shareholder Fees
(fees paid directly from your investment)                   	None
  Annual Fund Operating Expenses
  (expenses that are deducted from Fund assets, shown as a
  percentage of average daily net assets)
Advisory Fee	                                                0.25%
Distribution (12b-1) and/or Service Fees                     None
Other Expenses1	                                             0.25%
Total Annual Operating Expenses	                             0.50%

1 Other Expenses reflects a 0.25% Administrative Fee paid by the class.
Example: The Example is intended to help you compare the cost of investing in the Fund with the costs of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then redeem all your shares at the end of those periods. The Example also assumes a 5% return each year, the reinvestment of all dividends and distributions, and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, the Example shows what your costs would be based on these assumptions.

                        1 year 	3 years	  5 years  	10 years
	Municipal Bond Fund,
	  Institutional Class	  $51	   	$160	     $280	      $628

Who is the Fund's Investment Adviser?

Pacific Investment Management Company ("PIMCO"), a subsidiary of PIMCO Advisors L.P., serves as investment adviser to the Fund. PIMCO is an investment management company founded in 1971, and had over $193 billion in assets under management as of March 31, 2000. PIMCO manages the investment and reinvestment of the assets of the Fund and is responsible for placing orders for the purchase and sale of the Fund's investments. PIMCO is located at 840 Newport Center Drive, Newport Beach, CA 92660.
The Fund's portfolio is managed by Mark McCray. Mr. McCray is a Senior Vice President of PIMCO. He joined PIMCO as a Portfolio Manager in 2000. Prior to that, he was a bond trader from 1992-1999 at Goldman Sachs & Co. where he was appointed Vice President in 1996 and named co-head of municipal bond trading in 1997 with responsibility for the firm's proprietary account and supervised municipal bond traders. He has managed the Municipal Bond Fund since April 2000.

How do I Buy Fund Shares?

The minimum initial investment to open an account directly with the Fund is $5 million. The minimum initial investment for a registered investment adviser purchasing Institutional Class shares for its clients through omnibus accounts is $250,000. You may purchase Fund shares in one of the following ways:
	Opening an account by completing and signing a Client Registration Application, mailing it to us at the address shown below, and wiring funds. Wiring instructions can be obtained by calling us at 1-800-927-4648.
	Exchanging Institutional Class shares in any amount from another PIMCO Funds account.
	Additional purchases in any amount can be made by calling us at 1-800-927-4648 and wiring funds.

How do I Sell (Redeem) Fund Shares?

You may sell (redeem) all or part of your Fund shares on any business day. You may sell by:
	Sending a written request by mail to PIMCO Funds.
	Telephone us at 1-800-927-4648 and a Shareholder Services
associate will assist you.
	By sending a fax to our Shareholder Services department at
1-949-725-6830.

How are Fund Distributions Made and Taxed?

The Fund pays dividends to shareholders monthly and pays realized capital gains, if any, annually. Dividend and capital gain distributions will be reinvested in additional shares of the Fund unless you elect to have them paid in cash. A shareholder may elect to have distributions paid in cash by calling 1-800-927-4648.
Dividends paid to shareholders of the Fund and derived from Municipal Bond interest are expected to be designated by the Fund as "exempt-interest dividends" and shareholders may generally exclude such dividends from gross income for federal income tax purposes. The federal tax exemption for "exempt-interest dividends" from Municipal Bonds does not necessarily result in the exemption of such dividends from state and local taxes. The interest on "private activity" bonds is a tax-preference item for purposes of the federal alternative minimum tax. As a result, for shareholders that are subject to the alternative minimum tax, income derived from "private activity" bonds will not be exempt from federal income tax.
Dividends derived from taxable interest or capital gains will be subject to federal income tax. Distributions may be taxable as ordinary income, capital gains, or a combination of the two. The rate you pay on capital gains distributions may vary depending on how long the Fund held the securities that generated the gains. The Fund will advise shareholders annually of the amount and nature of the dividends paid to them.
Shareholders should also bear in mind that the sale or exchange of shares may give rise to a taxable event.

What other Services are Available from the Fund?

The Fund and PIMCO's Shareholder Services offer several programs to investors:
	The ability to exchange shares of the Fund for the same class of shares of any other PIMCO Fund.
	Account and Fund information is available 24 hours every day through Infolink, PIMCO Funds' audio response system, by calling 1-800-987-4626.
	Information about PIMCO Funds can be obtained on PIMCO's Institutional Web site at www.pimco.com.
840 Newport Center Drive, Suite 300
Newport Beach, CA 92660

Phone: 1-800-927-4648
Fax: 1-949-725-6830
PIMCO Infolink Audio Response Network:
1-800-987-4626
Web Site: www.pimco.com